Trading Symbols TSX-V: LM OTC BB: LMDCF 151 Bloor St West Suite 703 Toronto, Ontario Canada M5S 1S4 Tel : 416.927.7000 Fax : 416.927.1222 www.lingomedia.com

Lingo Media Corporation

Form 51 – 102 F1

Management Discussion & Analysis

Second Quarter Ended June 30, 2012

August 29, 2012

MANAGEMENT DISCUSSION & ANALYSIS
FOR THE SECOND QUARTER ENDED JUNE 30, 2012

Notice to Reader

Management has compiled the unaudited financial statements of Lingo Media Corporation, (“Lingo Media” or the “Company”) consisting of the Condensed Consolidated Interim Balance Sheet as at June 30, 2012 and the Condensed Consolidated Interim Statements of Comprehensive Income, Changes in Equity, and Cash Flows for the six months ended June 30, 2012.  All amounts are stated in Canadian Dollars.  An accounting firm has not reviewed or audited this interim financial information.

The following Management Discussion and Analysis (“MD&A”) of Lingo Media Corporation’s financial condition and results of operations, prepared as of August 29, 2012, should be read in conjunction with the unaudited Condensed Consolidated Interim Financial Statements of the Company for the six months ended June 30, 2012 which are incorporated by reference herein and form an integral part of this MD&A.  All dollar amounts are in Canadian Dollars unless stated otherwise. These documents can be found on the SEDAR website, www.sedar.com.

Our MD&A is intended to enable readers to gain an understanding of Lingo Media’s current results and financial position.  To do so, we provide information and analysis comparing the results of operations and financial position for the current period to those of the preceding comparable three month period.  We also provide analysis and commentary that we believe is required to assess the Company's future prospects.  Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations.  These forward-looking statements are affected by risks and uncertainties that are discussed in this document and that could have a material impact on future prospects.  Readers are cautioned that actual results could vary.

Cautions Regarding Forward-Looking Statements

This MD&A contains certain forward-looking statements, which reflect management’s expectations regarding the Company’s results of operations, performance, growth, and business prospects and opportunities.

Statements about the Company’s future plans and intentions, results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements.  Wherever possible, words such as "may," "will," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," or "potential" or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements.  These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions.  Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements.  These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements.  Although the forward-looking statements contained in this MD&A are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements.  These forward-looking statements are made as of the date of this MD&A, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.  Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including: general economic and market segment conditions, competitor activity, product capability and acceptance, international risk and currency exchange rates and technology changes. More detailed assessment of the risks that could cause actual results to materially differ than current expectations is contained in the "Quantitative and Qualitative Disclosures of Market Risk" section of this MD&A.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis	2

Summary Description of Lingo Media

Lingo Media Corporation is an ESL industry acquisition company that is Changing the way the world learns English, focused on English language learning on an international scale through its four distinct business units: ELL Technologies Limited (“ELL Technologies”); Parlo Corporation (“Parlo”); Speak2Me Inc. (“Speak2Me”); and Lingo Learning Inc. (Lingo Learning”).  ELL Technologies is a globally-established English language learning multi-media and online training company marketed under the Q Group brand (www.elltechnologies.com).  Parlo is a fee-based online English language learning training and assessment service (www.parlo.com).  Speak2Me is a free-to-consumer advertising-based online English language learning service in China (www.speak2me.cn).  Lingo Learning is a print-based publisher of English language learning programs in China.

As of June 30, 2012, the Company operated three distinct business segments as follows:

Print-Based English Language Learning

The Company continues to maintain its legacy business through its subsidiary Lingo Learning, a print-based publisher of English language learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of over 300 million students.  To date, it has co-published more than 400 million units from its library of more than 375 program titles.

Online English Language Learning

(i)                    Training
To further leverage its Speak2Me lesson library and technology platform, the Company has expanded its online offerings to include fee-based spoken English training solutions for corporations, governments, educational institutions, and consumers.  This fee-based training service incorporates a reporting platform in the form of a Learning Management System for HR administrators. Parlo also offers customized solutions to tailor to clients’ needs.

In May 2010, the Company acquired ELL Technologies which offers over 1,700 hours of interactive learning through a number of product offerings that include Q English, Q Business, Q Kids, and Q Traveler and other tailor-made solutions. ELL Technologies sells in over 22 countries through a network of distributors and earns its revenues from licensing and subscription fees.

(ii)                   Social Learning
Through its free-to-consumer www.speak2me.cn website, the Company operates an online English language learning service in China that includes a unique social learning infrastructure. This website incorporates its proven pedagogy with fun, interactive lesson modules to address the rapidly growing need for spoken English in China. Speak2Me's platform uses speech recognition technology to teach spoken English online through more than 350 targeted lessons that engage users in interactive conversations with a virtual instructor. The www.speak2me.cn website generates its revenue from its Conversational Advertising™ which allows an advertiser to embed its brand and message inside a lesson that engages a user for 2-3 minutes and from sponsorship advertising.

Recent Developments

Business Developments

On May 8, 2012, Lingo Media’s ELL Technologies launched its newly designed Q Kids Online English program and announced its first sale of this new product in Turkey.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis	3

Q Kids is for young learners from 4-10 years old and includes completely re-designed interactive software in full 3D animation along with course books, worksheets, games, flashcards, songs, stories and teachers’ guides. This program includes a “record-and-playback” feature for pronunciation and native language support for parents. Q Kids additionally incorporates a learning management system that enables teachers and parents to monitor each child’s progress. The program consists of two language learning environments - Winnie’s World, for pre-readers and Freddy’s Islands for children with basic reading skills. Together, they provide young learners with the necessary building blocks to communicate successfully in English, both in and out of school.

Q Kids licenses will be sold through our distribution network worldwide. ELL Technologies has secured the first sale through its distributor in Turkey, Rotal Digital, to YDS Education Group, a leading education provider in the publication, distribution and sale of learning materials in Turkey. Under the contract, YDS Education Group has purchased an initial order of 5,000 licenses.

Revenue Recognition Policy

Lingo Learning earns royalty revenues from its key customer, People’s Education Press (“PEP”), who is China’s State Ministry of Education’s publishing arm, on the following basis:

•	Finished Product Sales – PEP prints and sells Lingo Media’s English language learning programs to provincial distributors in China; and

•	Licensing Sales – PEP licenses Lingo Media’s English language learning programs to provincial publishers who then print and sell the programs to provincial distributors in China.

Lingo Media earns a significantly higher royalty rate from Finished Product Sales compared to Licensing Sales.

In accordance with the co-publishing agreement between PEP and Lingo Media, PEP pays to Lingo Media a royalty on sales of textbooks and supplemental products called Finished Product Sales and PEP pays to Lingo Media a percentage of their royalties earned on actual revenues called Licensing Sales.  PEP provides Lingo Media with sales reconciliations on a semi-annual basis, as their reporting systems are unable to provide quarterly sales information.  Revenue is recognized upon the confirmation of such sales and when collectability is reasonably assured.

Royalty revenues from PEP’s audiovisual-based products are recognized upon the confirmation of sales, and when collectability is reasonably assured.  Royalty revenues are not subject to right of return or product warranties. Revenues from the sale of products are recognized upon delivery and when the risk of ownership is transferred and collectibles are reasonably assured.

Parlo and ELL Technologies earn training revenue by developing and hosting online English language learning solutions for its customers, both off the shelf and customized solutions.    Revenue is recognized upon delivery of the training courses to the end client through the distributor and when collectability is reasonably assured.

Speak2Me earns advertising revenue through its free-to-consumer advertising-based online English language learning service focused on interactive English language learning in China.  Speak2Me develops targeted Conversational Advertising™ lessons which are available to users of www.speak2me.cn free of charge.  Revenues earned from Conversational Advertising™ are recognized as these lessons are featured on www.speak2me.cn and when collectability is reasonably assured.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis	4

Overall Performance

Print-Based English Language Learning

Lingo Media earned royalty revenue of $553,213 for the period ended June 30, 2012 compared to $415,809 for 2011.  This amount consists of additional royalties generated through licensing sales from provincial distributors as a result of Lingo Media and PEP’s local marketing and teacher training initiatives. With more than 400 million copies of co-published units to date Lingo Media continues to maintain its dominant market position in the primary level English language learning school publishing market in China.  PEP, continues to represent a significant portion of Lingo Media’s overall revenues and Lingo Media's management team in China is focused on maintaining and further strengthening this relationship through ongoing product revisions and updated editions of its existing titles and co-op marketing activities.

Online English Language Learning

ELL Technologies earned revenue from its portfolio of Q products of $183,950 for the three months ended June 30, 2012, compared to $34,288 for the same period in 2011.

Speak2Me provides sponsored Conversational Advertising™ lessons on www.speak2me.cn. Speak2Me features lessons for Mercedes Benz smart fortwo’s advertising campaign.  Revenue earned from Conversational Advertising™ for the period ended June 30, 2012 was $Nil compared to $5,643 for June 30, 2011. Speak2Me is undergoing development and upgrades and did not earn revenues during the period.

Market Trends and Business Uncertainties

Lingo Media believes that the trends in English language learning in China are strong and continue to grow.  Developing countries around the world, specifically in the Far East and Latin America are expanding their mandates for the teaching of English to students, young professionals and adults. Although the outlook for learning English in China, other Far East countries, and Latin America remains positive, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

General Financial Condition

Financial Highlights

As at June 30, 2012 Lingo Media had a working capital deficiency of $347,525 compared to working capital of $160,703 as at June 30, 2011. Total comprehensive loss for the three-month period ended June 30, 2012 was $(84,676) compared to total comprehensive loss of $(1,165,770) for the period ended June 30, 2011.

Three months ended, June 30	2012	2011
Revenue
Print-Based English Language Learning	553,213	415,809
Online English Language Learning	183,950	39,931
	737,163	455,740
Total Comprehensive Loss	(84,676)	(1,165,770)
Loss per Share, Basic and Diluted	$(0.004)	$(0.06)
Total Assets	2,463,715	5,160,232
Working Capital / (Deficit)	(347,525)	160,703
Cash (Used) / Provided - Operations	92,760	(1,654,436)

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis	5

The Company had cash on hand as at June 30, 2012 of $264,109 (2011 - $458,203) and continues to rely on its revenues from its recurring royalty stream, its online English language learning services, and future equity and/or debt financings to fund its operations.

Results of Operations

Selling, General and Administrative

Selling, general and administrative expenses for the quarter increased to $575,734 compared to $419,812 in 2011.  This increase was largely due to additional sales & marketing efforts related to the online English language learning segment.  Selling, general and administrative expenses for the two segments are segregated below.

Print-Based English Language Learning

Selling, general and administrative cost for print-based publishing increased from 2011 to 2012 primarily due to the increase in professional fees, and premises.  The following is a breakdown of selling, general and administrative costs directly related to print-based English language learning:

	2012	2011
Sales, marketing & administration	$53,783	$44,918
Consulting fees and salaries	158,170	196,382
Travel	18,335	44,623
Premises	35,918	5,869
Shareholder service	6,881	17,342
Professional fees	61,450	3,667
Grants	(71,700)	(61,500)
	$262,837	$251,301

Online English Language Learning

Selling, general and administrative cost related to online English language learning was $298,920 for the period compared to $168,511 for the same period in 2011. Selling, general and administrative costs for this business unit increased from 2011 to 2012 as a result of increased sales efforts in certain regions.

	2012	2011
Sales, marketing & administration	$226,612	$91,786
Consulting fees and salaries	41,070	40,223
Travel	3,591	2,349
Premises	16,091	28,653
Shareholder service	2,545	-
Professional fees	22,988	5,500
	$312,897	$168,511

Total Selling, General and Administrative Expenses	$575,734	$419,812

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis	6

Rent and occupancy costs of premises increased by $30,049 for Print-Based English Language Learning as a result of the termination of sublease agreement in 2012. At the same time, the rent and occupancy costs for Online English Language Learning decreased by $12,562 due to signing of new lease agreement at a reduced rate.

Professional fees increased by $57,783 for Print-Based English Language Learning and $17,488   for Online English Language Learning as a result of increased audit fees, legal fees and other fees related to Lingo Media’s pursuit of M&A opportunities.

Net Loss

Total comprehensive loss for the Company was $(84,676) for the period of three month ended June 30, 2012 as compared to $(1,165,770) in 2011.  These losses can be attributed to the two operating segments and other financial costs as shown below:

Online English Language Learning	2012	2011
Revenue	$183,950	$39,931
Expenses:
Direct cost	69,438	4,523
General & administrative	312,897	168,511
Amortization of property & equipment	1,191	1,281
Amortization of development costs	94,681	645,868
Income taxes and other taxes	1,586	-
	479,793	820,183
Segment Loss - Online English Language Learning	(295,843)	(780,252)

Print-Based English Language Learning	2012	2011
Revenue	553,213	415,809
Expenses:
Direct cost	-	63,098
General & administrative	262,837	251,301
Amortization of property & equipment	660	1,800
Amortization of development costs	-	425
Income taxes and other taxes	82,831	72,841
	346,328	389,465
Segment Loss – Print-Based English Language Learning	206,885	26,344

Other
Foreign exchange	35,131	(192,781)
Interest and other financial expenses	(32,036)	(19,055)
Stock-based compensation	(13,057)	(152,263)
Other comprehensive income	14,245	47,763
	4,283	(411,862)

Total Comprehensive Loss	$(84,676)	$(1,165,770)

During the period, the Company continued to invest in product development.  The majority of its expenses consist of selling, general and administrative expenses detailed in the selling, general and administrative section above.  The loss decreased primarily as a result of decreased expenditures related to stock-based compensation and reduced amortization of development costs. Expenses include selling, general and administrative, amortization expenses and income taxes and other taxes.  Currently, corporate overhead, salaries and executive compensation are included as part of print-based English language learning expense.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis	7

Foreign Exchange

The Company recorded foreign exchange gain of $35,131 as compared to a loss of $192,781 in 2011, relating to the Company's currency risk through its activities denominated in foreign currencies. Lingo Media is exposed to foreign exchange risk as a significant portion of its revenue and expenses are denominated in US Dollars, European Euros, and Chinese Renminbi.  The Company is looking into a risk management strategy to insulate it from the risks of volatile exchange rates.

Stock-based Compensation

The Company amortizes stock-based compensation with a corresponding increase to the contributed surplus account. During the period, the Company recorded an expense of $13,057 compared to $152,263 during 2011. The decrease in this expense is due to fewer stock options vested during the period as compared to the first quarter of 2011.

Net Loss

The Company reported a total comprehensive loss of $(84,676) for the quarter ended June 30, 2012, as compared to a net comprehensive loss of $(1,165,770) in 2011.

Summary of Quarterly Results

	Q3-11	Q4-11	Q1-12	Q2-12

Revenue	$349,544	$960,851	$257,927	$737,163
Loss Before Taxes and Other Comprehensive Income	(847,181)	(1,110,253)	(623,203)	(14,503)
Total Comprehensive Loss	(999,551)	(960,070)	(628,621)	(84,676)
Loss per Basic and Diluted Share	$(0.05)	$(0.05)	$(0.03)	$(0.004)

	Q3-10	Q4-10	Q1-11	Q2-11

Revenue	$413,330	$877,091	$300,834	$455,740
Loss Before Taxes and Other Comprehensive Income	(1,012,382)	(811,331)	(1,509,077)	(1,045,166)
Total Comprehensive Loss	(931,116)	(637,184)	(1,543,662)	(1,165,770)
Loss per Basic and Diluted Share	$(0.08)	$(0.04)	$(0.09)	$(0.06)

Liquidity and Capital Resources

As at June 30, 2012, the Company had cash and cash equivalents of $264,109 compared to $458,203 for the same period in 2011.  Accounts and grants receivable of $966,654 were outstanding at the end of the period compared to $932,165. With 82% of the receivables from PEP and a 180 day collection cycle, the Company does not anticipate an effect on its liquidity.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis	8

Total current assets amounted to $1,337,870 (2011 - $1,860,437) with current liabilities of $1,685,395 (2011 - $1,699,734) resulting in a working capital deficiency of $(347,525) (2011 - working capital $160,703).

The Company receives government grants based on certain eligibility criteria for international marketing support and publishing industry development in Canada. These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant.

The Company receives these grants throughout the year from different agencies and government programs. Each grant is applied for separately based on the Company meeting certain eligibility requirements.  The Company has relied on obtaining these grants for its operations and has been successful at securing them in the past, but it cannot be assured of obtaining these grants in the future.

The Company plans on raising additional equity through private placement financings, as the capital markets permit, in an effort to finance its growth plans and expansion into new international markets.  The Company has been successful in raising sufficient working capital in the past.

The Company has incurred significant losses over the years.  This raises significant doubt about the Company’s ability to continue as a going concern.  The ability of the Company to continue as a going concern is dependent upon raising additional financing through the issuance of equity, debt financing, sales contracts and distribution agreements.  The outcome of these matters is partially dependent on factors outside of the Company’s control.

Contractual Obligations

Future minimum lease payments under operating leases for premises and equipment are as follows:

2012	$91,819
2013	191,766
2014	193,332
2015	193,332
2016	193,332

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet finance arrangements.

Additional Disclosure

Intangibles

June 30, 2011	Cost	Accumulated Amortization	Net

Software and web development(i)	$6,595,967	$4,707,600	$1,888,367
Content platform(ii)	1,477,122	320,918	1,156,204
Customer relationships(iii)	130,000	70,610	59,390

	$8,203,089	$5,099,127	$3,103,962

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December 31, 2011	Cost	Accumulated Amortization	Net

Software and web development(i)	$5,931,786	$5,865,705	$66,081
Content platform(ii)	1,477,112	470,214	1,006,898
Customer relationships(iii)	130,000	103,458	26,542

	$7,538,898	$6,439,377	$1,099,521

June 30, 20112	Cost	Accumulated Amortization	Net

Software and web development(i)	$265,626	$182,431	$83,195
Content platform(ii)	1,477,122	617,521	859,601
Customer relationships(iii)	130,000	130,000	-

	$1,872,748	$929,952	$942,796

(i)
The Company began commercial production and sale of its services and products during 2009 and started amortizing the cost of software and web development costs on a straight-line basis over the useful life of the assets which is estimated to be 3 years. At December 31, 2011, Management assessed the value of this asset and found it to be impaired. Accordingly, an impairment loss of $703,600 was recorded.

(ii)
In 2010, the Company acquired a content platform, which was already commercialized.  The content platform costs are being amortized on a straight-line basis over the useful life of the assets which is estimated to be 5 years.

(iii)
In 2010, the Company acquired customer relationships from its acquisition.  The customer relationships are being amortized on a straight-line basis over the useful life of the assets which is estimated to be 2 years. As at June 30, 2012, this asset is fully amortized.

Property and Equipment

Cost, January 1, 2011	$209,733
Additions	2,585
Effect of foreign exchange	844
Cost, December 31, 2011	$213,162
Additions	-
Effect of foreign exchange	79
Cost, June 30, 2012	$213,241

Accumulated depreciation, January 1, 2011	151,572
Charge for the year	58,159
Effect of foreign exchange	-44,890
Accumulated depreciation, December 31, 2011	$164,841
Charge for the period	4,904
Effect of foreign exchange	65

Accumulated depreciation, June 30, 2012	$169,810

Net book value, January 1, 2011	$58,161
Net book value, December 31, 2011	$48,321
Net book value, June 30, 2012	$43,431

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis	10

Disclosure of Outstanding Share Data

As of August 29, 2012, the followings are outstanding:

Common Shares – 20,543,177
Warrants – 5,764,118
Stock Options – 1,807,500

Related Party Balances And Transactions

For the period of six month, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

(a)	In 2012, the Company charged $5,000 (2011 - $10,000) to a corporation with one director in common for rent.
(b)
Key management compensation was $192,000 (2011 – $212,000) and is reflected as consulting fees paid to corporations owned by a director and officers of the Company. As of June 30, 2012, $228,110 of management compensation is deferred and included in accounts payable.

(c)
At June 30, 2012, the Company had loans payable due to corporations controlled by directors and officers of the Company in the amount of $435,000 (2011 - $435,000) bearing interest at 9% per annum.  Interest expense related to these loans is $9,761 (2011 - $11,240).

Subsequent Event

Subsequent to June 30, 2012, Lingo Media extended the term of the 3,658,668 warrants issued by the Company on March 4, 2011 and the 1,875,000 warrants issued by the Company on May 11, 2011 (collectively, the "Warrants").  The terms of the Warrants have each been extended for a period of 18 months.  The Warrants were scheduled to expire on September 4, 2012 and November 11, 2012, respectively, but will now expire on March 4, 2014 and May 11, 2014, respectively.

Approval

The Directors of Lingo Media have approved the disclosure contained in this MD&A.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.

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